UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.

                                SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*


                        MOTIVEPOWER INDUSTRIES, INC.
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                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                       (Title of Class of Securities)

                                 61980K101
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                               (CUSIP Number)

                             DECEMBER 31, 1998
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          (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
            |_|   Rule 13d-1(b)
            |X|   Rule 13d-1(c)
            |_|   Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












                     *SEE INSTRUCTIONS BEFORE FILLING OUT


CUSIP No. 61980K101            SCHEDULE 13G          Page 2 of 3 Pages


1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION
    NO. OF ABOVE PERSON

     RICHARD L. CHILTON, JR.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           1,457,400

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         1,457,400

                 8  SHARED DISPOSITIVE POWER

                    0

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,457,400

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.2%

12  TYPE OF REPORTING PERSON*

     IN

     Pursuant to Rule 13d-2(b) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, the Schedule 13G initially filed on April 3, 1998 by Richard L. Chilton, Jr. with respect to the common stock (the "Common Stock"), par value $.01 per share, of MotivePower Industries, Inc. a Delaware corporation, is hereby amended by this Amendment No. 1 to the
Schedule 13G to report a change in the information reported in the previous filing on Schedule 13G.

     Item 4 is hereby amended and restated in its entirety to read:


     Item 4. OWNERSHIP:


(a)         AMOUNT BENEFICIALLY OWNED:  1,457,400 shares of Common Stock.

(b)         PERCENT OF CLASS:  8.2%

(c)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   sole power to vote or to direct the vote:

                  1,457,400

            (ii)  shared power to vote or to direct the vote:

                  0

            (iii) sole power to dispose or to direct the disposition of:

                  1,457,400

            (iv)  shared power to dispose or to direct the disposition of:

                  0


                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 Dated:  February 16, 1999                RICHARD L. CHILTON, JR.

                                          By:   /s/ Richard L. Chilton, Jr.
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